SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement contains inside information.

Update on consolidation of Prudential's ownership interest in Prudential Assurance Malaysia Berhad ("PAMB").

Today Prudential plc ("Prudential") has provided an update on its ownership interest in PAMB, which is Prudential's conventional life insurance business in Malaysia and forms part of its Malaysian life insurance segment.

Prudential holds a 51 per cent stake in Sri Han Suria Sdn Bhd ("SHS"), the holding company of PAMB. Detik Ria Sdn Bhd ("Detik Ria") holds the other 49 per cent. There was an agreement between Prudential and Detik Ria which allowed Prudential to acquire from Detik Ria their 49 per cent shareholding in SHS under a put option arrangement. In 2008, the put option was exercised by Detik Ria for which it received payments for the shares over a 10 year period in accordance with the agreement. When Detik Ria failed to complete the share transfer in 2019, Prudential had to file a legal action against Detik Ria with the Kuala Lumpur High Court to enforce its rights. Subsequent decisions by the High Court and the Court of Appeal were both made in favour of Prudential in confirming the contractual rights of Prudential to increase its shareholding in SHS to 100 per cent. Following a further appeal made by Detik Ria, the Federal Court of Malaysia has today overturned the previous rulings of the High Court and the Court of Appeal.

Prudential currently holds a 51 per cent shareholding in SHS, and its economic interest in PAMB was consolidated at 100 per cent in its Annual Report and Accounts for the year ended 31 December 2023.

To reflect this Federal Court decision, Prudential will continue to consolidate the business of PAMB, which remains a subsidiary controlled by the Prudential Group, but will now reflect a 49% non-controlling interest in its group financial statements for the minority shareholding of Detik Ria. In line with the Prudential Group's policy, operating metrics will continue to be shown before the effect of minority interests.

The change in accounting treatment of Prudential's ownership interest in PAMB will be reflected in the Prudential Group's HY24 financial reporting. If it had been applied as at 31 December 2023, IFRS and EEV shareholders' equity would have been reduced by marginally less than 5% and marginally less than 4%, respectively.

The decision has no impact on the business of PAMB at an operational level. Ownership of and accounting for the Prudential Group's separate Malaysian takaful business is unaffected. The Court decision is related to a one-off shareholder dispute at an intermediate holding company level. Prudential is evaluating next steps.

We are surprised and deeply disappointed with the Federal Court decision given previous rulings in our favour by the High Court and the Court of Appeal.

The outcome of this case does not impact Prudential's control in respect of PAMB and its operations nor does it affect our service commitment to our customers. Prudential has been present in Malaysia for 100 years and has a highly successful life insurance business. We continue to serve the long-term protection and savings needs of our customers in Malaysia.

Enquiries:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Notes to editors:

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary